Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2024

(Beijing–August 1, 2024)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2025 ended May 31, 2024.

Highlights for the First Quarter of Fiscal Year 2025

-	Net revenues were US$414.2 million, compared to net revenues of US$275.4 million in the same period of the prior year.
-	Loss from operations was US$17.3 million, compared to loss from operations of US$57.8 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$0.9 million, compared to non-GAAP loss from operations of US$32.3 million in the same period of the prior year.
-	Net income attributable to TAL was US$11.4 million, compared to net loss attributable to TAL of US$45.0 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$29.6 million, compared to non-GAAP net loss attributable to TAL of US$19.5 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.02. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.05. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,418.6 million as of May 31, 2024, compared to US$3,303.3 million as of February 29, 2024.

Financial Data——First Quarter of Fiscal Year 2025

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	May 31,
	2023	2024	Pct. Change
Net revenues	275,440	414,187	50.4%
Loss from operations	(57,773)	(17,330)	(70.0%)
Non-GAAP (loss)/income from operations	(32,260)	876	(102.7%)
Net (loss)/income attributable to TAL	(45,037)	11,402	(125.3%)
Non-GAAP net (loss)/income attributable to TAL	(19,524)	29,608	(251.6%)
Net (loss)/income per ADS attributable to TAL – basic	(0.07)	0.02	(126.5%)
Net (loss)/income per ADS attributable to TAL – diluted	(0.07)	0.02	(126.0%)
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(0.03)	0.05	(259.0%)
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(0.03)	0.05	(256.0%)

"In this quarter, our core focus remains on delivering quality products and managing our online and offline operational efficiency to serve learners effectively," said Alex Peng, TAL’s President and Chief Financial Officer.

Mr. Peng added, " Looking forward, we will make ongoing investments to provide our users with quality learning experiences. Our product capabilities, combined with our operational efficiency, positions us to capitalize on market opportunities and deliver long-term value to our customers."

Financial Results for the First Quarter of Fiscal Year 2025

Net Revenues

In the first quarter of fiscal year 2025, TAL reported net revenues of US$414.2 million, representing a 50.4% increase from US$275.4 million in the first quarter of fiscal year 2024.

Operating Costs and Expenses

In the first quarter of fiscal year 2025, operating costs and expenses were US$432.1 million, representing a 26.3% increase from US$342.1 million in the first quarter of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$413.9 million, representing a 30.7% increase from US$316.6 million in the first quarter of fiscal year 2024.

Cost of revenues increased by 43.4% to US$200.0 million from US$139.5 million in the first quarter of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 44.2% to US$197.6 million, from US$137.1 million in the first quarter of fiscal year 2024.

Selling and marketing expenses increased by 25.4% to US$122.4 million from US$97.7 million in the first quarter of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 30.8% to US$118.1 million, from US$90.2 million in the first quarter of fiscal year 2024.

General and administrative expenses increased by 4.5% to US$109.7 million from US$104.9 million in the first quarter of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 10.0% to US$98.2 million, from US$89.2 million in the first quarter of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 28.6% to US$18.2 million in the first quarter of fiscal year 2025 from US$25.5 million in the same period of fiscal year 2024.

Gross Profit

Gross profit increased by 57.6% to US$214.2 million from US$135.9 million in the first quarter of fiscal year 2024. The gross margin for the first quarter of fiscal year 2025 was 51.7%, compared to 49.3% in the same period of the prior year.

Loss from Operations

Loss from operations was US$17.3 million in the first quarter of fiscal year 2025, compared to loss from operations of US$57.8 million in the first quarter of fiscal year 2024. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$0.9 million, compared to Non-GAAP loss from operations of US$32.3 million in the same period of the prior year.

Other (Expense)/Income

Other income was US$13.2 million for the first quarter of fiscal year 2025, compared to other expense of US$6.8 million in the first quarter of fiscal year 2024.

Impairment Loss on Long-term Investments

Impairment loss on long-term investment was US$3.8 million for the first quarter of fiscal year 2025, compared to nil for the first quarter of fiscal year 2024.

Income Tax Expense

Income tax expense was US$2.3 million in the first quarter of fiscal year 2025, compared to US$3.5 million of income tax expense in the first quarter of fiscal year 2024.

Net (Loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$11.4 million in the first quarter of fiscal year 2025, compared to net loss attributable to TAL of US$45.0 million in the first quarter of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$29.6 million, compared to Non-GAAP net loss attributable to TAL of US$19.5 million in the first quarter of fiscal year 2024.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net income per ADS were both US$0.02 in the first quarter of fiscal year 2025. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.05 in the first quarter of fiscal year 2025.

Cash Flow

Net cash provided by operating activities for the first quarter of fiscal year 2025 was US$246.8 million.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2024, the Company had US$2,222.6 million of cash and cash equivalents and US$1,196.0 million of short-term investments, compared to US$2,208.7 million of cash and cash equivalents and US$1,094.6 million of short-term investments as of February 29, 2024.

Deferred Revenue

As of May 31, 2024, the Company’s deferred revenue balance was US$641.9 million, compared to US$428.3 million as of February 29, 2024.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2025 ended May 31, 2024 at 8:00 a.m. Eastern Time on August 1, 2024 (8:00 p.m. Beijing time on August 1, 2024).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI0948a7548cbb4383b037c2d80666f8ec.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributable to TAL, non-GAAP basic and non-GAAP diluted net (loss)/income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2024	As of May 31, 2024
ASSETS

Current assets
Cash and cash equivalents	$2,208,756	$2,222,591
Restricted cash-current	167,656	275,966
Short-term investments	1,094,593	1,195,981
Inventory	68,328	80,984
Amounts due from related parties-current	343	376
Income tax receivables	-	1,543
Prepaid expenses and other current assets	159,498	153,159
Total current assets	3,699,174	3,930,600
Restricted cash-non-current	81,064	79,865
Property and equipment, net	405,319	438,670
Deferred tax assets	4,620	4,938
Rental deposits	16,947	18,523
Intangible assets, net	1,988	1,637
Land use right, net	189,049	186,862
Amounts due from related parties-non-current	59	59
Long-term investments	284,266	279,852
Long-term prepayments and other non-current assets	14,359	21,600
Operating lease right-of-use assets	231,104	340,231
Total assets	$4,927,949	$5,302,837

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$127,321	$132,267
Deferred revenue-current	400,286	613,470
Amounts due to related parties-current	96	95
Accrued expenses and other current liabilities	491,911	519,899
Operating lease liabilities, current portion	62,604	72,269
Total current liabilities	1,082,218	1,338,000
Deferred revenue-non-current	27,993	28,438
Deferred tax liabilities	2,360	2,254
Operating lease liabilities, non-current portion	176,614	273,461
Total liabilities	1,289,185	1,642,153

Equity
Class A common shares	152	153
Class B common shares	49	49
Additional paid-in capital	4,256,957	4,275,160
Statutory reserve	165,138	165,033
Accumulated deficit	(694,270)	(682,763)
Accumulated other comprehensive loss	(65,928)	(73,659)
Total TAL Education Group's equity	3,662,098	3,683,973
Noncontrolling interests	(23,334)	(23,289)
Total equity	3,638,764	3,660,684
Total liabilities and equity	$4,927,949	$5,302,837

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2023	2024
Net revenues	$275,440	$414,187
Cost of revenues (note 1)	139,513	200,008
Gross profit	135,927	214,179
Operating expenses (note 1)
Selling and marketing	97,657	122,428
General and administrative	104,923	109,682
Total operating expenses	202,580	232,110
Government subsidies	8,880	601
Loss from operations	(57,773)	(17,330)
Interest income	22,981	22,522
Other (expense)/income	(6,845)	13,151
Impairment loss on long-term investments	-	(3,767)
(Loss)/Income before income tax expense and loss from equity method investments	(41,637)	14,576
Income tax expense	(3,519)	(2,295)
Loss from equity method investments	(71)	(985)
Net (loss)/income	$(45,227)	$11,296
Add: Net loss attributable to noncontrolling interests	190	106
Total net (loss)/income attributable to TAL Education Group	$(45,037)	$11,402
Net (loss)/income per common share
Basic	$(0.21)	$0.06
Diluted	(0.21)	0.06
Net (loss)/income per ADS (note 2)
Basic	$(0.07)	$0.02
Diluted	(0.07)	0.02

Weighted average shares used in calculating net (loss)/income per common share
Basic	211,319,973	201,567,132
Diluted	211,319,973	205,382,443

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2023	2024
Cost of revenues	$2,409	$2,362
Selling and marketing expenses	7,428	4,375
General and administrative expenses	15,676	11,469
Total	$25,513	$18,206

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2023	2024
Net (loss)/income	$(45,227)	$11,296
Other comprehensive loss, net of tax	(23,813)	(7,580)
Comprehensive (loss)/income	(69,040)	3,716
Add: Comprehensive income attributable to noncontrolling interests	(461)	(45)
Comprehensive (loss)/income attributable to TAL Education Group	$(69,501)	$3,671

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2023	2024
Net cash provided by operating activities	$125,516	$246,793
Net cash provided by/(used in) investing activities	160,915	(124,635)
Net cash (used in)/provided by financing activities	(151,237)	5
Effect of exchange rate changes	(4,510)	(1,217)

Net increase in cash, cash equivalents and restricted cash	130,684	120,946
Cash, cash equivalents and restricted cash at the beginning of period	2,294,907	2,457,476

Cash, cash equivalents and restricted cash at the end of period	$2,425,591	$2,578,422

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2023	2024
Cost of revenues	$139,513	$200,008
Share-based compensation expenses in cost of revenues	2,409	2,362
Non-GAAP cost of revenues	137,104	197,646

Selling and marketing expenses	97,657	122,428
Share-based compensation expenses in selling and marketing expenses	7,428	4,375
Non-GAAP selling and marketing expenses	90,229	118,053

General and administrative expenses	104,923	109,682
Share-based compensation expenses in general and administrative expenses	15,676	11,469
Non-GAAP general and administrative expenses	89,247	98,213

Operating costs and expenses	342,093	432,118
Share-based compensation expenses in operating costs and expenses	25,513	18,206
Non-GAAP operating costs and expenses	316,580	413,912

Loss from operations	(57,773)	(17,330)
Share based compensation expenses	25,513	18,206
Non-GAAP (loss)/income from operations (note 3)	(32,260)	876

Net (loss)/income attributable to TAL Education Group	(45,037)	11,402
Share based compensation expenses	25,513	18,206
Non-GAAP net (loss)/income attributable to TAL Education Group (note 3)	$(19,524)	$29,608

Net (loss)/income per ADS
Basic	$(0.07)	$0.02
Diluted	(0.07)	0.02

Non-GAAP Net (loss)/income per ADS
Basic	$(0.03)	$0.05
Diluted	(0.03)	0.05

ADSs used in calculating net (loss)/income per ADS
Basic	633,959,919	604,701,396
Diluted	633,959,919	616,147,329
ADSs used in calculating Non-GAAP net (loss)/income per ADS
Basic	633,959,919	604,701,396
Diluted	633,959,919	616,147,329

Note 3: The tax effect of share-based compensation expenses was immaterial in the first quarter of fiscal year 2025.